[LETTERHEAD OF MULDOON MURPHY & AGUGGIA LLP]

October 17, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. William Friar

Senior Financial Analyst

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:	Bradford Bancorp, Inc.
Form S-1—Amendment No. 4
Initially Filed June 13, 2007
File Number 333-143696

Dear Mr. Friar:

On behalf of Bradford Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Amendment No. 3 to the Registration Statement on Form S-1 filed on September 27, 2007.

The Amended Registration Statement is filed in response to SEC Staff oral comments to include in the prospectus (i) “Recent Developments” sections for the Company and Patapsco Bancorp, Inc. containing summary capsule financial information as of and for the period ended September 30, 2007, and (ii) a discussion of the decrease in the Company’s valuation based on the updated appraisal report, which has been included in the “Conversion and Stock Offering” section.

If you have any questions regarding this filing, please contact the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Gary R. Bronstein

Gary R. Bronstein

cc:	Edwin Adames, SEC
John Nolan, SEC
David Lyon, SEC
Dallas R. Arthur, Bradford Bancorp, Inc.
Michael J. Dee, Patapsco Bancorp, Inc.
Sean P. Kehoe, Esq.